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MAR 04 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 North Racine Avenue, Suite 4700
(No. and Street)

Chicago	Illinois	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rob Levin (773) 236-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rob Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CHERYL B MACDONALD
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 17, 2020

Signature

Managing Member & CEO
Title

Cheryl B. MacDonald
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Republic Partners, LLC

Financial Report
With Supplemental Information
December 31, 2018

Republic Partners, LLC

Contents

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plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Partners, LLC as of December 31, 2018 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Republic Partners, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Republic Partners, LLC's management. Our responsibility is to express an opinion on Republic Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Republic Partners, LLC's financial statements. The supplemental information is the responsibility of Republic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Republic Partners, LLC's auditor since 2017.
Chicago, Illinois
February 25, 2019

Republic Partners, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	5,632,112
Receivables		576,003
Deferred Contract Costs		190,519
Prepaid Expenses		57,633
Property & Equipment (Net of Accumulated Depreciation of $16,099)		24,656
Deposits		3,915
Total Assets	$	6,484,838
Liabilities & Members' Equity		
Accounts Payable	$	228
Accrued Expenses:		
Compensation & Benefits		1,228,724
Other		62,731
Deferred Revenue		772,500
Total Liabilities		2,064,183
Members' Equity		4,420,655
Total Liabilities & Members' Equity	$	6,484,838

See notes to financial statements

Republic Partners, LLC

Statement of Operations For the Year Ended December 31, 2018

Total Revenue		$ 5,675,796
Expenses		
Salaries & Wages	1,627,083	
Professional Fees	121,351	
Travel, Meals & Entertainment	114,755	
Benefits	95,415	
Office Lease	44,609	
Business Intelligence	38,104	
Outside Services	28,336	
Professional Memberships & Subscriptions	19,481	
Compliance & Licensing	15,102	
Other Expense	84,551	
Total Expense		2,188,787
Income Before Taxes, other Income / (Expense)		3,487,009
Interest Income		6,438
Income Before Tax		3,493,447
Illinois Replacement Tax		53,537
Net Income		$ 3,439,910

See notes to financial statements

Republic Partners, LLC

Statement of Changes in Members' Equity for the Year Ended December 31, 2018

Balance - As of January 1, 2018	$ 2,497,608
Net Income	3,439,910
Adoption of ASC 606 - modified retrospective transition method.	(387,500)
Distributions	(1,129,363)
Balance - As of December 31, 2018	4,420,655

See notes to financial statements

Republic Partners, LLC

Statement of Cash Flows for the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 3,439,910
Adjustments to reconcile Net Income to cash provided by operations:	
Add: Depreciation Expense	6,243
Change in Receivables	(492,873)
Change in Prepaid Expenses	(39,802)
Change in Deferred Contract Costs	(190,519)
Change in Other Assets and Deposits	27,031
Changes in Accounts Payable	(20,386)
Changes in Deferred Revenue	385,000
Change in Accrued Expenses	741,356
Net Cash provided by operating activities	3,855,960
Net Cash used Investing Activities - Acquisition of Property & Equipment	(11,764)
Net Cash used in Financing Activities - Distributions	(1,129,363)
Net Increase in Cash	2,714,833
Cash - Beginning of Period	2,917,279
Cash - End of Period	$ 5,632,112

See notes to financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Republic Partners, LLC (the "Company") was formed May 29, 2013 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Illinois. There are two members of the Company. The Company's office is located in Chicago, Illinois and provides financial advisory services to closely held companies throughout the United States.

Effective January 3, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker-dealer, the Company provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities.

Aspects of the Limited Liability Company – As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has two classes of member interests and the members' interests are in proportion to the number of units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement and the Class B Membership Interests Award Agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes – The Company is treated as a partnership for income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Accounting principles generally accepted in the United States of America (GAAP) requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more – likely – than not would not be sustained upon examination by the Internal Revenue Service (IRS). As of December 31, 2018, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Revenue is realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed as required under ASC 606. Revenue from advisory services not associated with the completion of an acquisition or sale agreement are earned and recognized as services are performed.

Note 1 - Nature of Business and Summary of Significant Accounting Policies – (Continued)

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue.

The Company applied the modified retrospective method of adoption which resulted in a $387,500 cumulative reduction to retained earnings as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under the Accounting Standards in effect during the historic period.

The impact of the adoption is primarily related to advisory fee revenues that were previously recognized in prior periods, which are now being deferred under the new revenue standard.

Deferred Contract Cost – Wages and other costs related to the fulfilment of a contract had historically been expensed as incurred. Under the new revenue standard, such costs are capitalized to the extent they are explicitly reimbursable by the client and expensed when the related revenue is recognized. All advisory related expenses are expensed as incurred.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires a ration of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $3,567,929 of which $3,481,817 was in excess of its required net capital of $86,112. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.0.

Note 3 – Major Customers

For the year ended December 31, 2018, 64% of the Company's fee revenue was attributable to two clients. While there were outstanding balances owed from the Company's clients all amounts outstanding at December 31, 2018 were paid in full by February 10, 2019 with the exception of an outstanding invoice for one client in the amount of $223,760 which is subject to the passage of an earn-out period ending December 11, 2019.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress nor are any anticipated as of December 31, 2018.

Note 5 – Subsequent Events

No significant events occurred subsequent to year-end. Subsequent events have been evaluated through February 25, 2019, which is the date these financial statements were issued.

Supplemental Information

Republic Partners, LLC

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2018

Total Members' Equity	$	4,420,655
Deductions and / or Changes		
Non-allowable assets		(852,726)
Non-allowable liabilities		-
Net capital		3,567,929
Net Capital Required		86,112
Excess Net Capital	$	3,481,817
Aggregate Indebtedness		1,291,683
Ratio of Aggregate Indebtedness to Net Capital		.36 to 1.0

No material differences exist between the audited Computation of Net Capital presented above and the corresponding schedule included in the Company's unaudited amended December 31, 2018 Form X-17A-5 Part II filed on February 4, 2019.

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3

The Company claimed an exemption from SEC Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. The Company's business activities are limited to financial advisory and private placement services and the Company does not handle cash or securities on behalf of customers.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Republic Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Republic Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Republic Partners, LLC stated that Republic Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Republic Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Republic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 25, 2019

Republic Partners, LLC's Exemption Report

Republic Partners, LLC (the "Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17C.F.R. §240.15c3-3 *under the following provisions* of 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2018 through December 31, 2018 without exception.

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Edward McCabe
CCO & Finop
February 4, 2019